

Service Request# **20175423358**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

9927005
BRANDON LACOFF
125 GREENWICH AVE
GREENWICH, CT 06830

08-07-2017

ATTN: BRANDON LACOFF

DESCRIPTION		AMOUNT
6504632 - COLLABORATIVE INVESTMENT SERIES TRUST		
0102B Trust		
	Statutory Trust Filing Fee	$200.00
	Expedite Fee, 24 Hour	$50.00
	TOTAL CHARGES	$250.00
	TOTAL PAYMENTS	$250.00
	BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 07/26/2017
FILED 11:30 AM 07/26/2017
SR 20175423358 - File Number 6504632

STATE *of* DELAWARE
CERTIFICATE *of* TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

• **First:** The name of the trust is
Collaborative Investment Series Trust

• **Second:** The name and address of the Registered Agent in the State of Delaware is
Northwest Registered Agent Service, Inc.
8 The Green, STE B
Dover, DE 19901

• **Third:** The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

• **Fourth:** (Insert any other information the trustees determine to include therein.)

By: ______________________
Trustee(s)

Name: Brandon E. Lacoff
Typed or Printed